KB HOME
10990 Wilshire Boulevard
Los Angeles, California 90024
January 3, 2007
John Cash,
Accounting Branch Chief,
Division of Corporation Finance,
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	KB Home
Form 10-K for the year ended November 30, 2005
Form 10-Q for the period ended May 31, 2006
Form 8-K filed November 13, 2006
File No. 1-9195
Dear Mr. Cash:
This letter responds to certain comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in your letter dated November 21, 2006 regarding the reports listed above filed by KB Home (the “Company”).
As we discussed with Staff Accountant Jennifer Thompson on December 12, 2006, at this time we are responding only to Comments 2 and 3 in your comment letter.
Below we have reprinted these comments in bold, followed by the Company’s responses.
* * *
FORM 10-Q FOR THE PERIOD ENDED MAY 31, 2006
Note 1 – Basis of Presentation and Significant Accounting Policies – Segment Information, page 6
2.	We note that you report all of your homebuilding operations in a single reportable segment called “construction,” and that this presentation is consistent with your November 30, 2005 Form 10-K. We read on page one of your Form 10-K that your homebuilding business operates domestically in four regions comprised of 14 states serving 39 major markets. We note throughout your description of your business, your analysis of backlog, and your analysis of results of operations that you refer to five regions in which you operate, consisting of the four domestic regions plus France. Given these disclosures, it appears that you may have discrete financial information on your homebuilding operations at a level below your current “construction” reportable segment. Please explain to us how you have determined your operating segments under SFAS 131. Your response should identify those operating segments and identify your chief operating decision maker. Please also tell us what consideration you gave to reporting additional homebuilding segments.
The Company has historically disclosed two reportable segments (construction and financial services) in its financial statements.
The Company is aware that the Staff has taken the position with other publicly-traded homebuilders that construction activities should be disaggregated into more than one reportable segment because the Staff believes that is more consistent with the objective and basic principles of SFAS No. 131, Disclosures about Segments of an Enterprise and Related Information. The Company understands the Staff’s position and plans to expand the segment disclosures in its future filings, beginning with its Annual Report on Form 10-K for the year ended November 30, 2006 (the “2006 Form 10-K”). The Company plans to disaggregate its construction operations into five reportable segments that are consistent with the long-standing geographic regions the Company has presented in previous filings. These five reportable construction segments and the states included within each segment are as follows:

West Coast:	California
Southwest:	Arizona, Nevada and New Mexico
Central:	Colorado, Illinois, Indiana, Louisiana and Texas
Southeast: France	Florida, Georgia, Maryland, North Carolina, South Carolina and Virginia
As the Staff noted, the Company has historically disclosed certain information such as unit deliveries, total revenues, housing revenues, average selling prices, identifiable assets, net orders and backlog, among other things, by these geographic regions. The Company believes that these geographic regions are an appropriate basis for expanding its reportable segment disclosures because internal financial reports, including historical and forecasted financial information, used by its chief operating decision maker, which is a team of the Company’s senior management, including its CEO, CFO and regional general managers, present information segmented by these regions. Furthermore, financial and operational information is segmented by these geographic regions in reports presented to the Company’s Board of Directors.
Determination of Reportable Segments Previously Presented
The process of determining its reportable segments resulted in the Company concluding that each of its construction operating divisions constitutes an operating segment based on the characteristics described in SFAS No. 131 paragraph 10, which states:

An operating segment is a component of an enterprise: a) that engages in business activities from which it may earn revenues and incur expenses (including revenues and expenses related to transactions with other components of the same enterprise); b) whose operating results are regularly reviewed by the enterprise’s chief operating decision maker to make decisions about resources to be allocated to the segment and assess its performance, and c) for which discrete financial information is available.
The Company also considered the aggregation criteria in paragraph 17 of SFAS No. 131, which states:
Two or more operating segments may be aggregated into a single operating segment if aggregation is consistent with the objective and basic principles of this Statement, if the segments have similar economic characteristics, and if the segments are similar in each of the following areas: a) The nature of products and services; b) The nature of the production processes; c) The type or class of customer for their products and services; d) The methods used to distribute their products or provide their services; [and] e) If applicable, the nature of the regulatory environment, for example, banking, insurance or public utilities.
Based on its evaluation of the criteria in paragraph 17 of SFAS No. 131 and the similarities of its construction operating divisions, the Company determined that it was appropriate to aggregate its construction operating divisions into a single reportable segment. All of the Company’s construction operating divisions are engaged in the acquisition and development of land primarily for residential purposes and sell similar products. The nature of the construction process is similar for all of the Company’s construction operating divisions and the type of customer for the homes is also similar. Further, in all of these divisions the Company operates under a single brand name and uses similar methods to sell and market its homes. In addition, the construction operating divisions have similar economic characteristics and long-term financial performance, although financial performance may be impacted from time to time by local market demographics and trends, land acquisition strategies, sales strategies and where the division is in its business cycle (i.e. start-up), among other things.
The Company’s chief operating decision maker regularly reviews the financial statements and business plans of each construction operating division to evaluate performance and allocate resources.

Implementation of Expanded Segment Disclosures
As a result of the circumstances described in the Company’s response to the Staff’s Comment 3 below, the Company is currently facing a unique set of circumstances and appreciates the Staff’s understanding and consideration in light of its current situation. The Company is in the process of amending and restating the financial statements included in its previously-filed Annual Report on Form 10-K for the year ended November 30, 2005 and previously-filed Quarterly Reports on Form 10-Q for quarters ended February 28, 2006 and May 28, 2006 to correct for misstatements resulting from the use of incorrect stock option measurement dates. The Company is also working to file its Quarterly Report on Form 10-Q for the quarter ended August 31, 2006, which was delayed pending the outcome of the independent review of the Company’s stock option award practices. The Company believes that providing current financial information to the public is of the utmost importance. Therefore, it is working diligently to prepare and file all of these reports no later than mid-February 2007.
The Company’s 2006 Form 10-K is due on February 14, 2007 so, at the same time it is working to amend its prior filings and bring its 2006 filings current, the Company is also working on its 2006 Form 10-K. The process of completing all of these amended and current filings in a relatively short timeframe is a major endeavor and time is of the essence. The Company would like to get current information to its investors as soon as possible and, in addition, if the Company is unable to complete its filings in a timely manner, it faces serious consequences stemming from potential events of default under its various bond indentures.
The Company had already planned to include its new reporting segments in its 2006 Form 10-K. The Company is concerned that restating earlier filings to include this segment information would, in light of its unique circumstances, significantly increase the Company’s burden, jeopardizing its ability to complete all these filings in a timely manner, while increasing disclosure only marginally by adding old segment data at the same time, or at most only a few days or weeks before, the 2006 10-K is filed with more current information.
For these reasons, the Company accepts the Staff’s comment regarding the disclosure of new operating segments and plans to begin reflecting these segments in the financial statements and other disclosures included in its 2006 Form 10-K.
FORM 8-K FILED NOVEMBER 13, 2006
3.	We note your press release dated November 12, 2006. We read that your independent investigation concluded that you used incorrect measurement dates for financial reporting purposes for stock option grants during the period from 1998 to 2005. We have the following comments:
•	Please provide us with more information about the circumstances that gave rise to this error in measurement dates, including how the original measurement dates were determined and how the corrected measurement dates have been determined.
The Stock Option Review
In light of various media reports that stock options had been backdated at a number of public companies, and in conjunction with a request from the Chairman of the Company’s Audit and Compliance Committee, in May 2006 the Company’s internal legal department began a preliminary review of the Company’s annual stock option grant practices.
On July 25, 2006, the Company commenced a voluntary independent review of its stock option award practices (the “Stock Option Review”) to determine whether it had used appropriate measurement dates under Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees (“APB No. 25”), for, among other awards, the twelve annual stock option grants it made from January 1995 to November 2005 (the “Stock Option Review Period”). The Stock Option Review was directed by a Subcommittee of the Audit and Compliance Committee of the Board of Directors (the “Subcommittee”) – consisting solely of outside directors who have never served on the Company’s Management Development and Compensation Committee (the “Committee”) – with the advice of independent counsel (Irell & Manella LLP) and forensic accountants (FTI Consulting). The Subcommittee and its advisors conducted 66 interviews, including seven with current and former members of the Committee, and collected over 1.2 million documents relating to the Company’s stock option process from 64 individuals.
On November 12, 2006, the Company announced that the Subcommittee had substantially completed its investigation and concluded that the Company had used incorrect measurement dates for financial reporting purposes for the eight annual stock option grants made during the period from 1998 to 2005. At the same time, the Company announced the departure of its chairman and CEO, its chief legal officer and its head of human resources.
On December 8, 2006, the Company filed a Current Report on Form 8-K announcing that the Company’s management, in consultation with the Audit and Compliance Committee and after discussion with Ernst & Young LLP, determined that the Company’s previously issued financial statements and any related reports of its independent registered public accounting firm for the fiscal years ended November 30, 2003, 2004 and 2005, which are included in the Company’s Annual Report on Form 10-K for the year ended November 30, 2005, and the interim financial statements included in the Company’s Quarterly Reports on Form 10-Q for the quarters ended February 28, 2006 and May 31, 2006, should no longer be relied upon and will be restated.
Annual Stock Option Grant Process
For the eight annual stock option grants made during the period from 1998 to 2005, this letter uses the term “Stated Grant Date” to mean the measurement date originally used by the Company to calculate stock-based compensation expense with respect to the grant. The Stated Grant Dates are specified in the table below. Because actions with respect to a number of these grants occurred in two fiscal years, this letter refers to the annual stock option grants not by fiscal year, but by calendar year as specified in the table below.

Initial Committee	Stated Grant	New Measurement
Meeting Date	Date	Date(s)	Referred to as...
Oct. 2, 1998	Oct. 2, 1998	Dec. 9, 1998	“1998 Grant”
Oct. 7, 1999	Oct. 25, 1999	Dec. 10, 1999	“1999 Grant”
Oct. 4, 2000	Oct. 13, 2000	Dec. 1, 2000	“2000 Grant”
Oct. 4, 2001	Oct. 30, 2001	Nov. 20, 2001	“2001 Grant”
Oct. 3, 2002	Oct. 7, 2002	Oct. 9, 2002 (Sec. 16) Oct. 28, 2002 (others)	“2002 Grant”
Oct. 2, 2003	Oct. 24, 2003	Oct. 28, 2003 (Sec. 16) Dec. 5, 2003 (others)	“2003 Grant”
Oct. 7, 2004	Oct. 22, 2004	Oct. 26, 2004 (Sec. 16) Nov. 24, 2004 (others)	“2004 Grant”
Oct. 6, 2005	Oct. 18, 2005	Oct. 20, 2005 (Sec. 16) Nov. 28, 2005 (others)	“2005 Grant”
The evidence developed through the Stock Option Review indicates that since the 1998 Grant, the Committee considered and approved annual stock option awards at its last meeting of each fiscal year, usually in October. At those meetings, the Committee specifically approved the number of stock options to be granted to the former CEO and other senior management, as well as an unallocated block of stock options to be allocated to rank-and-file employees by the former CEO and the former head of human resources.
In addition to allocating options among rank-and-file employees, starting with the 1998 Grant, the former CEO and the former head of human resources also selected the grant date for annual stock options. The Subcommittee discovered evidence confirming or, in some years, suggesting that hindsight was used to secure favorable exercise prices for seven of the eight annual stock option grants since the 1998 Grant. The Company’s 1999, 2000 and 2001 Grants were made at the lowest closing stock price during the grant month. The Subcommittee discovered direct evidence that the 2001 Grant was priced with hindsight to secure favorable pricing, and the Subcommittee concluded that the evidence it reviewed suggests that hindsight pricing was used for the 1999 and 2000 Grants as well. The Subcommittee also found that there is evidence that hindsight was used in the years following the 2002 Grant, but within a floating three-day window as a result of the accelerated Section 16 filing requirements.

Prior to the 2002 Grant, the terms of these annual stock option grants were communicated to the recipients by letter, usually dated in late November or early December. Starting with the 2002 Grant, the terms of these annual stock option grants were communicated to recipients either (a) for Section 16 officers, when Form 4s for the grants were filed in October, or (b) for all other recipients, by letter, usually dated in late November or early December.
The Company’s accounting for its annual stock options during the Stock Option Review Period was based on the premise that each Stated Grant Date was an appropriate measurement date under APB No. 25, so stock options granted with an exercise price equal to the quoted market price of the Company’s stock on the Stated Grant Date would not require the Company to recognize any compensation expense. As a result of the Stock Option Review, the Company has concluded that the Stated Grant Dates for annual stock option grants starting with the 1998 Grant are not appropriate measurement dates under APB No. 25 and should be changed.
New Measurement Dates
During the Stock Option Review Period, APB No. 25 was the source of generally accepted accounting principles as they applied to stock-based compensation. APB No. 25 provides for measuring compensation expense based on any difference between the quoted market price of the stock on the “measurement date” over the amount the employee is required to pay to exercise the option. Paragraph 10(b) of APB No. 25 states:
The measurement date is the first date on which are known both (1) the number of shares an individual employee is entitled to receive and (2) the option or purchase price, if any.
Based on the findings of the Subcommittee, the Company concluded that the measurement dates used for certain annual stock option grants during the Stock Option Review Period did not satisfy the APB No. 25 criteria. For each of these annual stock option grants, the Company considered a number of alternative measurement dates, including the date the Committee met to approve the stock option grants, the filing date of Form 4s disclosing the grant, the date of letters notifying Company employees of the terms of their stock option grants, and the date stock option records were added to the Company’s stock option administration system.
For each annual stock option grant starting with the 1998 Grant, the Company concluded that the notification date represents the first identifiable date in the Company’s option grant process for which there is sufficient contemporaneous, objective evidence to determine that the criteria of APB No. 25 paragraph 10(b) had been met. From the 1998 Grant through the 2001 Grant, this notification date is the date of notice letters informing employees of their stock option grants. Starting with the 2002 Grant, this notification date is different for Section 16 officers and rank-and-file employees: for Section 16 officers, the notification date is the date Form 4s were filed in connection with the stock option grant, and for rank-and-file employees the notification date is the date of notice letters informing employees of their stock option grants. The Subcommittee identified no annual grant that was modified after the applicable notification date. Accordingly, the applicable notification date is the first date on which finality as to the terms of the grant, share allocation and price, can be identified and the criteria of APB No. 25 met.
The market price of the Company’s common stock was typically increasing during the period from the Stated Grant Date to the notification date, so, with one exception, each notification date chosen by the Company as a new measurement date will result in the Company incurring a compensation charge. As discussed below, none of these new measurement dates will cause a quantitatively material misstatement of the Company’s financial statements. In fact, for each annual stock option grant, no date from the Committee meeting date through the notification date, if selected as the measurement date, would result in a quantitatively material misstatement of the Company’s financial statements. That is, even if for each annual grant the Company selected the date with the highest stock price between the Committee meeting date and the notification date as the new measurement date, the resulting compensation charge would not be quantitatively material to the Company’s financial condition or results of operations in any of those years or over the entire Stock Option Review Period.

				Exercise Price at
Annual Stock	Stated Grant	Exercise	New Measurement	New Measurement
Option Grant	Date	Price	Date(s)	Date
1998 Grant	Oct. 2, 1998	$22.44	Dec. 9, 1998	$30.13
1999 Grant	Oct. 25, 1999	$17.75	Dec. 10, 1999	$22.38
2000 Grant	Oct. 13, 2000	$25.00	Dec. 1, 2000	$31.81
2001 Grant	Oct. 30, 2001	$27.90	Nov. 20, 2001	$31.28
2002 Grant	Oct. 7, 2002	$43.02	Oct. 9, 2002 (Sec. 16) Oct. 28, 2002 (others)	$42.10 (Sec. 16) $46.25 (others)
2003 Grant	Oct. 24, 2003	$66.47	Oct. 28, 2003 (Sec. 16) Dec. 5, 2003 (others)	$68.10 (Sec. 16) $67.83 (others)
2004 Grant	Oct. 22, 2004	$76.50	Oct. 26, 2004 (Sec. 16) Nov. 24, 2004 (others)	$81.80 (Sec. 16) $91.35 (others)
2005 Grant	Oct. 18, 2005	$62.34	Oct. 20, 2005 (Sec. 16) Nov. 28, 2005 (others)	$63.77 (Sec. 16) $69.63 (others)
Company stock prices and exercise prices in this table, and elsewhere in this letter, have not been adjusted to give effect to a 2:1 stock split paid in the form of a stock dividend on April 29, 2005.

In reaching these conclusions on new measurement dates, the Company considered the guidance provided in the September 19, 2006 letter from Conrad Hewitt, the SEC’s Chief Accountant, concerning accounting for stock options (the “OCA Letter”). The OCA Letter references Question 18 of FASB Interpretation No. 44, Accounting for Certain Transactions Involving Stock Compensation, regarding the principle that the terms of a stock option cannot be considered known and no longer subject to change until the persons empowered to make grants have determined, with finality, the terms and recipients of those grants. When the Company’s annual stock option process began, usually in October when the Committee met, key terms of the options had not yet been determined, including the grant date, exercise price and the specific allocation of the options among rank-and-file employees. Between the meeting date and the notification date, the Company’s former CEO and former head of human resources determined the unspecified terms of the options, but the Company has not been able to determine with persuasive evidence of finality a date on which these terms were final and complete before the date of notice letters announcing option grants.
The Company also considered Issue 5 of EITF 00-23, Issues Related to the Accounting for Stock Compensation under APB Opinion No. 25 and FASB Interpretation No. 44, in establishing its new measurement dates. Because the stock option awards granted during the Stock Option Review Period were not required to be approved by the Company’s Board of Directors or its shareholders and the Company did not seek any such ratification, there are no contingencies surrounding the stock option grants that would extend the new measurement date for each option beyond the employee notification date.
•	Please tell us if you plan to file a Form 8-K containing disclosures under Item 4.02 related to this issue.
On December 8, 2006, the Company filed a Current Report on Form 8-K containing disclosures under Item 4.02.
•	We note that you had previously announced that you would not file your August 31, 2006 Form 10-Q until you completed your investigation of this issue. Please provide us with an update on when you plan to file your Form 10-Q.
The Company is working to file its Quarterly Report on Form 10-Q for the period ended August 31, 2006 concurrently with the amended and restated filings referred to below, which the Company currently expects to file no later than mid-February 2007.
•	Please tell us if you plan to restate prior periods for this issue within your upcoming Form 10-K, or if you plan to amend all previously filed periodic reports that were affected. We believe that your evaluation of materiality in determining this should include both quantitative and qualitative factors. Refer to the letter from our chief accountant concerning errors in accounting for stock options, available on our website . . . .
Consistent with the guidance in the OCA Letter and SEC Staff Accounting Bulletin No. 99, Materiality (August 12, 1999) (“SAB 99”), the Company attempted to identify and analyze all relevant considerations in assessing the materiality of the accounting misstatements resulting from its use of superseded measurement dates, including both quantitative and qualitative factors.
Quantitative Factors
The misstatements resulted in an understatement of compensation expense arising from each annual stock option grant from the 1998 Grant to the 2005 Grant, affecting financial statements for each fiscal year beginning with the fiscal year ended November 30, 1999. The Company calculated the incremental compensation expense that should have been recognized each fiscal year as if the accounting requirements of APB No. 25 had been properly followed.
Based on the provisions of APB No. 25, the Company determined that the misstatement resulted in an aggregate understatement of compensation expense for the seven-year period from 1999 through 2005 of $36.3 million. The impact of the misstatement is approximately 0.7% of the Company’s aggregate selling, general and administrative expenses (SG&A) and 0.9%, 0.9% and 1.0% of the Company’s aggregate operating income, aggregate pretax income, and aggregate net income respectively, for the seven-year period from 1999 through 2005. The compensation expense for the individual years that would result from the use of new measurement dates ranges from a low of $2.4 million in 2004 to a high of $7.9 million in 2001 and is 1.5% or less of the Company’s SG&A in any single year. The compensation expense is also 2.0% or less of the Company’s operating income, 2.4% or less of the Company’s pretax income, and 2.4% or less of the Company’s net income in any single year. On an individual year basis, the impact on SG&A ranges from a low of 0.3% in 2004 to a high of 1.5% in 2001. The impact of the misstatement on operating income ranges from a low of 0.3% in 2004 to a high of 2.0% in 2001 and the pretax income impact ranges from a low of 0.3% in 2004 to a high of 2.4% in 2001. The impact of the misstatement on net income ranges from a low of 0.3% in 2004 to a high of 2.4% in 2001 and the impact on diluted earnings per share for the individual years ranges from a low of 0.4% in 2004 to a high of 2.5% in 2001.
Under either the “rollover” or “iron curtain” approach discussed in Staff Accounting Bulletin No. 108, Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements (Sept. 13, 2006), these misstatements would be immaterial in any year or over any multi-year period.
As outlined in SAB 99, the Company also analyzed the impact of the misstatement on disclosures made in the Company’s MD&A and financial statement footnotes, as well as key financial ratios and measures. The impacts of the misstatement are similarly small on each of these financial accounts and ratios. See Appendix A for detail on each impact.

In addition, the Company has evaluated the tax impact associated with Section 162(m) of the Internal Revenue Code. While the Company has not yet finalized the amount of these tax effects, the Company currently estimates that its balance sheet will be impacted by an increase of approximately $60 million in liabilities with a corresponding decrease in stockholders’ equity, and its income tax provision will increase by approximately $15 million. Approximately 85% of the total tax impact relates to the Company’s 2005 fiscal year.
The Company currently estimates that the combined non-cash compensation expense and tax effects, including the tax impacts associated with Section 162(m), will not exceed 3% of reported earnings per share in any affected fiscal year. Further, from a quantitative perspective, the Company has concluded that the impact on its financial statements of any accounting misstatements resulting from the superseded measurement dates would be immaterial to any individual year or, in the aggregate, to all of the affected years.
Qualitative Factors
In addition to considering the quantitative impact of the misstatements resulting from the use of superseded measurement dates, the Company considered the qualitative impact of these misstatements. As stated in SAB 99:
Evaluation of materiality requires a registrant and its auditor to consider all the relevant circumstances, and the staff believes that there are numerous circumstances in which misstatements below 5% could well be material. Qualitative factors may cause misstatements of quantitatively small amounts to be material.... (emphasis in original)
Factors suggesting the misstatement was qualitatively immaterial include:
•	Involvement in, and knowledge of, the Company’s hindsight pricing practices by senior management, based on the evidence developed through the Stock Option Review, was limited to the Company’s former CEO and its former head of human resources. The Subcommittee concluded that these hindsight pricing practices did not involve any of the Company’s current senior management, including its new CEO, its principal financial officer or its principal accounting officer, nor were any of those individuals aware of these practices. The Subcommittee further concluded that none of the Company’s other accounting or finance employees were involved in, or aware of, the hindsight pricing practices. The individuals who prepared the Company’s financial statements during the Stock Option Review Period did so in a manner that they believed at the time was in accordance with generally accepted accounting principles, not having any reason to believe that the measurement dates may not have been in accordance with APB No. 25.

•	The Company considered the qualitative factors enumerated in SAB 99, each of which provides a motivation for someone to misstate a financial statement intentionally, even if the misstatement was not big enough to be quantitatively material. The Company is not aware of any evidence that its financial statements were misstated to mask a change in earnings, to hide a failure to meet analysts’ expectations, to change a loss into income, to increase the results reported by a significant segment, to turn noncompliance under a law or debt instrument into compliance, to increase anyone’s compensation, or to conceal an unlawful transaction.

•	The Company’s operating results during the relevant period were very favorable with or without the misstatement, strongly suggesting that the Company’s management did not have much of an incentive to intentionally misstate financial statements.

•	None of the evidence developed through the Stock Option Review indicates that the Company’s former CEO or former head of human resources concealed, destroyed or altered any documents regarding their options pricing practices.

•	The Company’s accounting approach, although it resulted in the misstatements, was applied consistently throughout the Stock Option Review Period. It was not applied opportunistically.

•	The Company has no history of other misstatements and, in fact, the financial reporting tone set by its principal financial officer and its principal accounting officer – “the most important factor contributing to the integrity of the financial reporting process,” according to SAB 99 – has been one of consistent integrity and strict adherence to the letter and spirit of the financial reporting requirements.

•	The misstatement was isolated to one narrow element of the Company’s accounting – its selection of measurement dates for annual stock option grants.
SAB 99 states that a misstatement is material if, in light of surrounding circumstances, there is a substantial likelihood that a reasonable person would consider it important enough to have significantly altered the total mix of information made available. In evaluating the materiality of its misstatement, the Company has weighed both the quantitative and qualitative factors discussed above. Although much of the evidence available to the Company suggests that the misstatement was immaterial both quantitatively and qualitatively, the Company remains concerned that:
•	The Subcommittee reported that although the Company’s former CEO denies that he was aware of the accounting consequences of hindsight option pricing, there is evidence that he was aware; and

•	The Subcommittee concluded that there was deliberate pricing of options by hindsight without the approval of the Committee, and that the resulting misstatement directly and indirectly increased the compensation of the two employees involved in these actions, one of whom received nearly 35% of the affected stock options. This conduct could be characterized as “self-dealing or misappropriation by senior management,” which SAB 99 cites as an example of “particularly egregious circumstances” that might require a restatement of financial statements with a quantitatively immaterial misstatement.
For these reasons, the Company has not been able to conclude that the misstatement was qualitatively immaterial.
Restatement of Financial Statements
Based on the foregoing, the Company has determined that its previously issued financial statements for the fiscal years ended November 30, 2003, 2004 and 2005, which are included in the Company’s Annual Report on Form 10-K for the year ended November 30, 2005 (the “2005 Form 10-K”), and the interim financial statements included in the Company’s Quarterly Reports on Form 10-Q for the quarters ended February 28, 2006 and May 31, 2006, should no longer be relied upon and will be restated. In addition, the Company expects that this restatement will affect financial statements for prior fiscal years and the Company will (a) disclose in a note to its restated financial statements the amount of adjustments for each of these prior fiscal years in its amended 2005 Form 10-K and (b) cumulate those adjustments and reflect them as a part of the opening balances in the financial statements for the restatement period.
In reaching this decision, the Company was influenced by the quantitative immateriality of the misstatements in all affected years and the factors suggesting qualitative immateriality noted above. The Company also considered that approximately 85% of the Section 162(m) tax impact would be attributable to its 2005 fiscal year. The Company believes the combination of restatements and disclosures outlined above enables the Company to satisfy its financial reporting requirements under the Securities Exchange Act of 1934 while providing investors with the financial data and other disclosures they need in order to evaluate the Company’s financial position and results of operations during the entire affected period.
The Company currently hopes to make these filings by mid-February 2007 and would, at that time, also file its Quarterly Report on Form 10-Q for the quarter ended August 31, 2006. As discussed in our response to Comment 2 above, the Company also expects to file its Annual Report on Form 10-K for the year ended November 30, 2006 around the same time in mid-February.

•	Please tell us how the results of this investigation will affect your assessment of the effectiveness of your disclosure controls and procedures and internal controls over financial reporting.
Based on the findings of the Subcommittee, the Company has identified a material weakness as of November 30, 2005 in its internal control over financial reporting and its disclosure controls and procedures. The Company is evaluating the effectiveness of its internal control over financial reporting and its disclosure controls and procedures as of November 30, 2006.
•	Please tell us what considerations you have given to the accounting and disclosure implications of SFAS 5 and SOP 94-6. In this regard, please tell us what consideration you have given to including disclosure and discussion of the issue’s potential or known impact on the qualification of your stock option plans, claims or litigation by affected option and stockholders, and possible legal or regulatory action by the Internal Revenue Service or other regulatory bodies. We note your disclosure concerning lawsuits in your press release dated August 24, 2006.
The Company has considered, and continues to consider, the accounting and disclosure implications of SFAS 5 and SOP 94-6. The Company expects to disclose the uncertainties relating to its stock options-related litigation, as well as any other material uncertainties, in its future filings, including those it amends to include restated financial statements.
* * *
The Company has consulted with Ernst & Young LLP regarding the accounting determinations described in this letter as it relates to the stock option matters, and based upon the above-described facts, Ernst & Young LLP concurs with the accounting conclusions set forth herein. The Company expects that representatives of Ernst & Young LLP will be available to participate in any follow-up discussions with the Staff.
* * *
The Company acknowledges that (1) the Company is responsible for the adequacy and accuracy of the disclosure in its filings, (2) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Company’s filings, and (3) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Company sincerely hopes that this letter appropriately responds to each of the Staff’s comments and questions. If you have any further questions or comments, please do not hesitate to contact me at 310-231-4028.
Sincerely,
/s/ WILLIAM R. HOLLINGER
William R. Hollinger,
Senior Vice President and
Chief Accounting Officer

cc:	Jennifer Thompson, Staff Accountant
John Hartz, Senior Assistant Chief Accountant
(U.S. Securities and Exchange Commission)

Domenico Cecere, Executive Vice President and Chief Financial Officer (KB Home)

Appendix A
Key Financial Ratios and Measures
(dollars in millions, except EPS)

	1999		2000		2001		2002		2003		2004		2005		2006*
As Reported
Selling, general and administrative expenses (S, G & A)	$461.3		$458.0		$536.5		$595.7		$733.5		$907.7		$1,165.1		$619.1
S,G & A % of housing revenues	12.4%		12.2%		12.3%		12.3%		13.0%		13.0%		12.4%		13.0%
Housing gross profits	$721.6		$743.7		$876.4		$1,035.1		$1,271.5		$1,671.9		$2,512.3		$1,232.8
Housing gross profits % of housing revenues	19.3%		19.7%		20.1%		21.3%		22.5%		24.0%		26.8%		25.9%
Operating income	$276.6		$312.4		$386.1		$510.4		$598.7		$783.4		$1,368.2		$625.8
Operating income % of construction revenues	6.9%		7.5%		7.8%		9.2%		9.7%		11.1%		14.4%		12.9%
Pretax income	$226.9		$297.7		$324.5		$469.2		$553.5		$717.7		$1,296.0		$588.6
Net income	$147.5		$210.0		$214.2		$314.4		$370.8		$480.9		$842.4		$381.0
Basic earnings per share	$1.58		$2.70		$2.86		$3.79		$4.71		$6.14		$10.29		$4.75
Diluted earnings per share	$1.54		$2.62		$2.75		$3.58		$4.40		$5.70		$9.53		$4.48
As Restated
Compensation expense adjustment	$4.3		$5.8		$7.9		$6.7		$3.4		$2.4		$5.8		$1.7
Selling, general and administrative expenses (S, G & A)	$465.6		$463.8		$544.4		$602.4		$736.9		$910.1		$1,170.9		$620.8
S,G & A % of housing revenues	12.5%		12.3%		12.5%		12.4%		13.1%		13.1%		12.5%		13.1%
Housing gross profits	$721.6		$743.7		$876.4		$1,035.1		$1,271.5		$1,671.9		$2,512.3		$1,232.8
Housing gross profits % of housing revenues	19.3%		19.7%		20.1%		21.3%		22.5%		24.0%		26.8%		25.9%
Operating income	$272.3		$306.6		$378.2		$503.7		$595.3		$781.0		$1,362.4		$624.1
Operating income % of construction revenues	7.2%		7.9%		8.4%		10.2%		10.3%		11.1%		14.5%		13.1%
Pretax income	$222.6		$291.9		$316.6		$462.5		$550.1		$715.3		$1,290.2		$586.9
Net income	$144.7		$205.9		$209.0		$309.8		$368.5		$479.3		$838.6		$379.9
Basic earnings per share	$1.55		$2.64		$2.79		$3.73		$4.68		$6.12		$10.24		$4.73
Diluted earnings per share	$1.51		$2.57		$2.68		$3.53		$4.38		$5.68		$9.48		$4.46
Variance/Impact
Selling, general and administrative expenses (S, G & A)	0.9%		1.3%		1.5%		1.1%		0.5%		0.3%		0.5%		0.3%
S,G & A % of housing revenues	0.1	pp	0.1	pp	0.2	pp	0.1	pp	0.1	pp	0.1	pp	0.1	pp	0.1	pp
Housing gross profits	0.0%		0.0%		0.0%		0.0%		0.0%		0.0%		0.0%		0.0%
Housing gross profits % of housing revenues	0.0	pp	0.0	pp	0.0	pp	0.0	pp	0.0	pp	0.0	pp	0.0	pp	0.0	pp
Operating income	1.6%		1.9%		2.0%		1.3%		0.6%		0.3%		0.4%		0.3%
Operating income % of construction revenues	0.3	pp	0.4	pp	0.6	pp	1.0	pp	0.6	pp	0.0	pp	0.1	pp	0.2	pp
Pretax income	1.9%		2.0%		2.4%		1.4%		0.6%		0.3%		0.4%		0.3%
Net income	1.9%		2.0%		2.4%		1.5%		0.6%		0.3%		0.4%		0.3%
Basic earnings per share	2.0%		2.2%		2.5%		1.6%		0.6%		0.3%		0.5%		0.4%
Diluted earnings per share	1.9%		1.9%		2.5%		1.4%		0.5%		0.4%		0.5%		0.4%

*	Six months ended May 31, 2006